UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2023
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2023

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars, except share and per share amounts)	2023	2022	2023	2022
	$	$	$	$
Revenues (note 2)	311,682	303,199	1,125,783	796,705
Voyage expenses	(113,274)	(135,013)	(355,543)	(363,615)
Vessel operating expenses	(59,387)	(59,579)	(180,401)	(211,788)
Time-charter hire expenses (note 7)	(19,378)	(7,236)	(51,014)	(19,339)
Depreciation and amortization	(24,565)	(24,251)	(72,924)	(74,574)
General and administrative expenses	(13,824)	(13,655)	(45,466)	(43,881)
Gain on sale of assets (note 12)	—	21,131	—	21,863
Restructuring charges (note 13)	—	(1,211)	(1,677)	(7,768)
Income from vessel operations	81,254	83,385	418,758	97,603
Interest expense	(6,461)	(9,403)	(23,794)	(28,818)
Interest income	6,652	1,753	17,006	2,773
Realized and unrealized gains on derivative instruments (note 8)	—	1,698	449	4,236
Equity income (loss)	666	221	2,916	(1,464)
Loss on bond repurchases (note 6)	—	(86)	—	(12,694)
Other - net	(95)	4,805	(3,306)	4,471
Income from continuing operations before income taxes	82,016	82,373	412,029	66,107
Income tax recovery (expense) (note 14)	2,109	(1,517)	(9,583)	(296)
Income from continuing operations	84,125	80,856	402,446	65,811
Loss from discontinued operations (note 18)	—	—	—	(20,276)
Net income	84,125	80,856	402,446	45,535
Net income attributable to non-controlling interests	(57,967)	(47,723)	(287,187)	(6,232)
Net income attributable to the shareholders of Teekay Corporation	26,158	33,133	115,259	39,303
Amounts attributable to the shareholders of Teekay Corporation
Income from continuing operations	84,125	80,856	402,446	65,811
Net income attributable to non-controlling interests, continuing operations	(57,967)	(47,723)	(287,187)	(68,160)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	26,158	33,133	115,259	(2,349)
Loss from discontinued operations (note 18)	—	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations	—	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation, discontinued operations	—	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	26,158	33,133	115,259	39,303

Per common share attributable to the shareholders of Teekay Corporation (note 15)
• Basic income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.28	0.32	1.21	(0.02)
• Basic income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	—	0.41
• Basic income	0.28	0.32	1.21	0.38
• Diluted income (loss) from continuing operations attributable to shareholders of Teekay Corporation	0.27	0.32	1.17	(0.02)
• Diluted income from discontinued operations attributable to shareholders of Teekay Corporation	—	—	—	0.41
• Diluted income	0.27	0.32	1.17	0.38
Weighted average number of common shares outstanding (note 15)
• Basic	92,775,107	102,608,910	95,210,081	102,485,688
• Diluted	94,861,508	104,712,406	97,343,603	102,485,688

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Net income	84,125	80,856	402,446	45,535
Other comprehensive income:
Other comprehensive income before reclassifications
Pension adjustments, net of taxes	—	41	20	145
Amounts reclassified from accumulated other comprehensive income
Realized loss on pension adjustments	—	—	1,952	—
Realized loss on qualifying cash flow hedging instruments - discontinued operations	—	—	—	686

Other comprehensive income	—	41	1,972	831
Comprehensive income	84,125	80,897	404,418	46,366
Comprehensive income attributable to non-controlling interests	(57,967)	(47,723)	(287,187)	(6,640)
Comprehensive income attributable to shareholders of Teekay Corporation	26,158	33,174	117,231	39,726

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at September 30, 2023	As at December 31, 2022
	$	$
ASSETS
Current
Cash and cash equivalents (notes 9 and 16)	416,025	309,857
Short-term investments (note 9)	95,210	210,000
Restricted cash – current (notes 9 and 16)	691	3,714
Accounts receivable	134,880	140,837
Accrued revenue	58,521	82,923
Bunker and lube oil inventory	51,678	60,832
Prepaid expenses	13,152	15,442
Total current assets	770,157	823,605
Restricted cash – non-current (notes 9 and 16)	—	3,135
Vessels and equipment
At cost, less accumulated depreciation of $438.2 million (2022 - $171.8 million)	964,046	429,987
Vessels related to finance leases, at cost, less accumulated amortization of $90.9 million (2022 – $290.0 million) (note 7)	230,568	823,381
Operating lease right-of-use assets (note 7)	86,624	42,894
Total vessels and equipment	1,281,238	1,296,262
Investment in and loan to equity-accounted investment	15,215	16,198
Goodwill, intangibles and other non-current assets	23,924	25,646
Total assets	2,090,534	2,164,846
LIABILITIES AND EQUITY
Current
Accounts payable	32,498	47,371
Accrued liabilities and other (note 4)	73,146	86,971
Current portion of long-term debt (notes 6 and 9)	—	21,184
Current obligations related to finance leases (notes 7 and 9)	20,504	60,161
Current portion of operating lease liabilities (note 7)	39,384	16,585
Total current liabilities	165,532	232,272
Long-term obligations related to finance leases (notes 7 and 9)	124,216	472,599
Long-term operating lease liabilities (note 7)	47,240	26,858
Other long-term liabilities (note 4)	61,817	63,511
Total liabilities	398,805	795,240
Commitments and contingencies (notes 5, 6, 7, 8, 9 and 17)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 90,949,328 shares outstanding and 91,694,695 shares issued (2022 – 98,318,395 shares outstanding and 102,077,387 shares issued)) (note 10)	948,543	1,022,040
Accumulated deficit	(250,550)	(396,605)
Non-controlling interest	993,736	746,143
Accumulated other comprehensive loss	—	(1,972)
Total equity	1,691,729	1,369,606
Total liabilities and equity	2,090,534	2,164,846

Subsequent events (note 19)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2023	2022
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	402,446	45,535
Less: loss from discontinued operations	—	20,276
Income (loss) from continuing operations	402,446	65,811
Non-cash and non-operating items:
Depreciation and amortization	72,924	74,574
(Gain) on sale and write-down of assets (note 12)	—	(21,863)
Loss on bond repurchases (note 6)	—	12,694
Other	21,923	1,108
Change in operating assets and liabilities:
Receipts from sales-type lease	—	11,854
Change in other operating assets and liabilities	4,767	(104,560)
Expenditures for dry docking	(6,209)	(11,204)
Net operating cash flow - continuing operations	495,851	28,414
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	495,851	55,280
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	(3,536)	—
Prepayments of long-term debt	(1,000)	(592,221)
Scheduled repayments of long-term debt (note 6)	(21,184)	(56,914)
Proceeds from short-term debt	50,000	134,000
Prepayments of short-term debt	(50,000)	(159,000)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs (note 7)	—	288,108
Prepayment of obligations related to finance leases (note 7)	(364,201)	—
Scheduled repayments of obligations related to finance leases	(28,900)	(35,448)
Sale of Teekay Tankers common shares (note 11)	—	22,809
Purchase of Teekay Tankers common shares (note 11)	(4,765)	(5,269)
Distributions from subsidiaries to non-controlling interests	(36,506)	—
Repurchase of Teekay Corporation common shares (note 10)	(46,658)	(5,305)
Other financing activities	(1,806)	(784)
Net financing cash flow - continuing operations	(508,556)	(410,024)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(508,556)	(410,024)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(5,975)	(11,511)
Decrease (increase) in short-term investments	114,790	(245,000)
Proceeds from sale of vessels and equipment (note 12)	—	82,621
Proceeds from the sale of the Teekay Gas Business, net of cash sold ($178.0 million) (note 18)	—	454,789
Repayments (advances to) from equity-accounted joint ventures	3,900	(3,000)
Net investing cash flow - continuing operations	112,715	277,899
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	112,715	277,899
Increase (decrease) in cash, cash equivalents and restricted cash	100,010	(76,845)
Cash, cash equivalents and restricted cash, beginning of the period	316,706	265,520
Cash, cash equivalents and restricted cash, end of the period	416,716	188,675

Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2022	98,318	1,022,040	(396,605)	(1,972)	746,143	1,369,606
Net income	—	—	48,763	—	121,150	169,913
Other comprehensive income	—	—	—	20	—	20
Repurchase of common shares	(2,719)	(25,852)	11,007	—	—	(14,845)
Employee stock compensation	428	1,652	—	—	—	1,652
Changes to non-controlling interest from equity contributions and other	—	—	48	—	853	901
Balance as at March 31, 2023	96,027	997,840	(336,787)	(1,952)	868,146	1,527,247
Net income	—	—	40,338	—	108,070	148,408
Other comprehensive income	—	—	—	1,952	—	1,952
Dividends declared	—	—	—	—	(30,401)	(30,401)
Repurchase of common shares	(4,952)	(46,974)	18,636	—	—	(28,338)
Employee stock compensation	300	2,270	—	—	—	2,270
Changes to non-controlling interest from equity contributions and other	—	—	(577)	—	(4,439)	(5,016)
Balance as at June 30, 2023	91,375	953,136	(278,390)	—	941,376	1,616,122
Net income	—	—	26,158	—	57,967	84,125
Dividends declared	—	—	—	—	(6,105)	(6,105)
Repurchase of common shares	(585)	(5,541)	2,066	—	—	(3,475)
Employee stock compensation	159	948	—	—	—	948
Changes to non-controlling interest from equity contributions and other	—	—	(384)	—	498	114
Balance as at September 30, 2023	90,949	948,543	(250,550)	—	993,736	1,691,729

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2021	101,571	1,053,802	(513,242)	(25,510)	1,917,433	2,432,483
Net income (loss)	—	—	888	—	(54,287)	(53,399)
Other comprehensive income	—	—	—	334	408	742
Employee stock compensation	122	258	—	—	—	258
Impact of deconsolidation of the Teekay Gas Business (note 18)	—	—	—	22,241	(1,284,889)	(1,262,648)
Changes to non-controlling interest from equity contributions and other (note 11)	—	—	19,723	—	(24,558)	(4,835)
Balance as at March 31, 2022	101,693	1,054,060	(492,631)	(2,935)	554,107	1,112,601
Net income	—	—	5,282	—	12,796	18,078
Other comprehensive income	—	—	—	48	—	48
Employee stock compensation	179	520	—	—	—	520
Changes to non-controlling interest from equity contributions and other	—	—	(290)	—	406	116
Balance as at June 30, 2022	101,872	1,054,580	(487,639)	(2,887)	567,309	1,131,363
Net income	—	—	33,133	—	47,723	80,856
Other comprehensive income	—	—	—	41	—	41
Employee stock compensation	—	1,120	—	—	—	1,120
Repurchase of common shares	(1,471)	(14,004)	8,699	—	—	(5,305)
Changes to non-controlling interest from equity contributions and other	—	—	(1,133)	—	25,011	23,878
Balance as at September 30, 2022	100,401	1,041,696	(446,940)	(2,846)	640,043	1,231,953
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities of which Teekay is the primary beneficiary (collectively, the Company). Teekay's controlled subsidiaries include Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers). Teekay and its subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)) and Stonepeak, together with affiliates, entered into an agreement and plan of merger pursuant to which Stonepeak would acquire Teekay LNG Partners. In connection with the merger, the Company agreed to sell its general partner interest in Teekay LNG Partners, all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures (collectively, the Teekay Gas Business). The transactions closed on January 13, 2022, which resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on that date. The presentation of certain information from prior periods in these unaudited consolidated financial statements reflects that the Teekay Gas Business was a discontinued operation during the year ended December 31, 2022 (see note 18 - Deconsolidation of Teekay Gas Business and Discontinued Operations for further information).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on March 31, 2023.

The Company makes short-term investments which are comprised of short-term debt securities issued by the United States government and time deposits from financial institutions with a range of maturity dates up to twelve months from the origination date. The short-term debt securities and time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date, are classified as short-term investments on the consolidated balance sheets. The Company classifies these investments as held-to-maturity investments, which are carried at amortized cost.

In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2023, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2. Revenues
The Company’s primary source of revenue is chartering its vessels to its customers (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers). The Company utilizes three primary forms of contracts, consisting of voyage charter contracts, time charter contracts, and contracts for floating production storage and offloading (or FPSO) units. In October 2022, the Company divested its last remaining FPSO unit to a recycling yard. The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other. In addition, the Company generates revenue from the management and operation of vessels owned by third parties, primarily operational and maintenance marine services through its Australian operations. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Revenue Table
The following tables contain the Company’s revenue, excluding revenue of the Teekay Gas Business (see note 18), for the three and nine months ended September 30, 2023 and 2022, by contract type, and by segment:

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	274,774	—	274,774	276,081	—	276,081
Time charters	8,119	—	8,119	1,656	—	1,656
FPSO contracts	—	—	—	—	(339)	(339)
Management fees and other	2,965	25,824	28,789	1,649	24,152	25,801
	285,858	25,824	311,682	279,386	23,813	303,199

	Nine months ended September 30, 2023			Nine Months Ended September 30, 2022
	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total	Teekay Tankers Conventional Tankers	Teekay Parent Marine Services and Other	Total

	$	$	$	$	$	$
Voyage charters	1,019,484	—	1,019,484	675,912	—	675,912
Time charters	23,124	—	23,124	13,033	—	13,033
FPSO contracts	—	—	—	—	26,766	26,766
Management fees and other	8,553	74,622	83,175	6,848	74,146	80,994
	1,051,161	74,622	1,125,783	695,793	100,912	796,705

The following table contains the Company's total revenue, excluding revenue of the Teekay Gas Business (see note 18), for the three and nine months ended September 30, 2023 and 2022, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	282,893	277,737	1,042,608	697,483
Variable lease payments – cost reimbursements (1)	—	(339)	—	18,228
	282,893	277,398	1,042,608	715,711
Non-lease revenue
Management fees and other income	28,789	25,801	83,175	80,994
	28,789	25,801	83,175	80,994
Total	311,682	303,199	1,125,783	796,705
(1)Reimbursement for vessel operating and decommissioning expenditures received from the Company's customers relating to costs incurred by the Company to operate the vessel for the customer.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Charters-out

As at September 30, 2023, two (December 31, 2022 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire in February and September 2024. As at September 30, 2023, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $8.0 million (remainder of 2023) and $10.9 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2023, from unexercised option periods of contracts that existed on September 30, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.
Contract Liabilities

As at September 30, 2023, the Company had $2.0 million (December 31, 2022 - $1.7 million) of advanced payments recognized as contract liabilities that are expected to be recognized as voyage charter revenues or time-charter revenues in subsequent periods and which are included in accrued liabilities and other on the Company's unaudited consolidated balance sheets.

3. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its publicly-traded subsidiary, Teekay Tankers, and from Teekay Parent, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on Teekay Tankers and Teekay Parent, and its segments are presented accordingly on this basis. The Company has two primary lines of business: (1) conventional tankers and (2) marine services. The Company manages these businesses for the benefit of all stakeholders. Starting in 2023, Teekay Parent elected to combine its Offshore Production segment with the Marine Services and Other segment, and presented the comparative figures accordingly.

The following table includes the Company’s revenues by segment, excluding such amounts of the Teekay Gas Business (see note 18), for the three and nine months ended September 30, 2023 and 2022:

	Revenues		Revenues
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Teekay Tankers - Conventional Tankers	285,858	279,386	1,051,161	695,793
Teekay Parent - Marine Services and Other	25,824	23,813	74,622	100,912
	311,682	303,199	1,125,783	796,705

The following table includes the Company’s income (loss) from vessel operations by segment, excluding such amounts of the Teekay Gas Business (see note 18), for the three and nine months ended September 30, 2023 and 2022:

	Income (Loss) from Vessel Operations(1)		Income (Loss) from Vessel Operations(1)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Teekay Tankers - Conventional Tankers	81,575	75,372	422,997	101,674
Teekay Parent - Marine Services and Other	(321)	8,013	(4,239)	(4,071)
	81,254	83,385	418,758	97,603

(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
A reconciliation of total segment assets to consolidated total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2023	December 31, 2022
	$	$
Teekay Tankers – Conventional Tankers	1,543,343	1,603,142
Teekay Parent – Marine Services and Other	36,022	44,333
Cash and cash equivalents	416,025	309,857
Short-term investments	95,210	210,000
Eliminations	(66)	(2,486)
Consolidated total assets	2,090,534	2,164,846

4. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	September 30, 2023	December 31, 2022
	$	$
Accrued liabilities	63,532	78,301
Deferred revenues – current	2,042	1,650
Office lease liability – current	2,324	2,232
Asset retirement obligation – current	5,248	4,788
	73,146	86,971
Other Long-Term Liabilities

	September 30, 2023	December 31, 2022
	$	$
Freight tax provisions (note 14)	46,204	42,477
Asset retirement obligation	—	2,923
Pension liabilities	6,411	6,194
Office lease liability – long-term	8,699	10,537
Other	503	1,380
	61,817	63,511

Asset Retirement Obligations

In April 2021, the charterer of the Petrojarl Foinaven FPSO unit announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. The FPSO unit was redelivered to Teekay Parent on August 30, 2022. Upon redelivery, the Company received a lump sum payment from the charterer, which the Company expects will cover the cost of recycling the FPSO unit. On October 21, 2022, the Company delivered the FPSO unit to an EU-approved shipyard for green recycling which is expected to be completed in mid-2024. As at September 30, 2023, the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation (or ARO) relating to recycling costs was $5.2 million.
5. Short-Term Debt

In September 2023, Teekay Tankers provided notice of cancellation to the lender of its working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of Teekay Tankers. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interest in the assets of TTCL was subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to Teekay Tankers from its short-term debt was reduced by $80.0 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
6. Long-Term Debt

	September 30, 2023	December 31, 2022
	$	$
Convertible Senior Notes (5%)	—	21,184
Total principal	—	21,184
Less: unamortized discount and debt issuance costs	—	—
Total debt	—	21,184
Less: current portion	—	(21,184)
Long-term portion	—	—

In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of the previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver was cancelled effective in July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to Teekay Tankers from its long-term debt was reduced by $65.7 million.

As at September 30, 2023, Teekay Tankers had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $284.2 million (December 31, 2022 - $82.5 million), of which $284.2 million (December 31, 2022 - $82.5 million) was undrawn. Availability under the 2023 Revolver increased in October 2023 by an additional $65.8 million upon the addition to the collateral for the loan of the four vessels that were repurchased in September 2023 as described in note 7 (see note 19). The 2023 Revolver matures in May 2029 and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. As of September 30, 2023, the total amount available under the 2023 Revolver was scheduled to decrease by $25.3 million (remainder of 2023), $50.7 million (2024), $50.7 million (2025), $49.3 million (2026), $43.4 million (2027) and $64.8 million (thereafter). As of September 30, 2023, the 2023 Revolver was collateralized by 15 of Teekay Tankers' vessels, together with other related security. Upon the collateralization of four additional vessels in October 2023, as previously described, the 2023 Revolver is collateralized by 19 of Teekay Tankers' vessels (see note 19).

In May 2019, Teekay Parent issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). During the nine months ended September 30, 2022, Teekay Parent redeemed the 2022 Notes in full at a redemption price equal to 102.313%, plus accrued and unpaid interest. The total consideration for the redemption was $249.0 million, resulting in a loss of $9.2 million, which is included in loss on bond repurchases on the Company's unaudited consolidated statements of income during the nine months ended September 30, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 17, 2023 (or the Convertible Notes). During the nine months ended September 30, 2022, Teekay Parent repurchased $91.0 million of the aggregate principal amount for total consideration of $92.8 million and recorded a loss on bond repurchase of $3.6 million. During the nine months ended September 30, 2023, Teekay Parent repaid the remaining principal amount of the Convertible Notes of $21.2 million. The estimated fair value (Level 2) of the Convertible Notes was $nil as of September 30, 2023 (December 31, 2022 - $21.2 million).

The weighted-average interest rate on the Company’s aggregate long-term debt, until the redemption of the Convertible Notes on January 17, 2023, was 5% (December 31, 2022 – 5%). Thereafter, the Company had no long-term debt outstanding. This interest rate excluded the effect of the Company’s interest rate swap agreement (see note 8).

The 2023 Revolver requires Teekay Tankers to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lenders may request that Teekay Tankers either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at Teekay Tankers' option. As at September 30, 2023, the hull coverage ratio was not applicable for the 2023 Revolver due to no balance being drawn. In addition, Teekay Tankers is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of Teekay Tankers' total consolidated debt and obligations related to finance leases. As at September 30, 2023, the Company was in compliance with all covenants in respect of the 2023 Revolver.
7. Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
As at September 30, 2023, minimum commitments to be incurred by the Company under time-charter-in contracts were approximately $20.0 million (remainder of 2023), $66.4 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027) and $12.9 million (thereafter).
Obligations Related to Finance Leases

	September 30, 2023	December 31, 2022
	$	$

Obligations related to finance leases	146,024	536,480
Less: unamortized discount and debt issuance costs	(1,304)	(3,720)
Total obligations related to finance leases	144,720	532,760
Less: current portion	(20,504)	(60,161)
Long-term obligations related to finance leases	124,216	472,599
As at September 30, 2023, Teekay Tankers had sale-leaseback financing transactions with financial institutions relating to eight of Teekay Tankers' vessels, excluding nine, six and four vessels which Teekay Tankers repurchased in March 2023, May 2023 and September 2023, respectively, for a total cost of $164.3 million, $142.8 million and $57.2 million, respectively, pursuant to repurchase options under applicable sale-leaseback arrangements.

Under the sale-leaseback arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to nine-year terms ending between 2028 and 2031. Teekay Tankers has the option to repurchase each of the eight vessels starting in March 2024 until the end of their respective lease terms.

The bareboat charters related to all eight of these vessels require that Teekay Tankers maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases.
All of the eight bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2023, these ratios ranged from 226% to 271% (December 31, 2022 - ranged from 173% to 292%). For the eight bareboat charters, should any of these ratios drop below the required amount, the relevant Lessor may request that Teekay Tankers make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by two or more agreed upon third parties. As at September 30, 2023, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at September 30, 2023 was 8.4% (December 31, 2022 – 7.2%).

As at September 30, 2023, the total remaining commitments related to the finance leases were approximately $190.1 million (December 31, 2022 - $695.2 million), including imputed interest of $44.1 million (December 31, 2022 - $158.7 million), repayable from 2023 through 2031, as indicated below:

Commitments
At September 30, 2023
Year	$
Remainder of 2023	8,287
2024	31,984
2025	30,198
2026	28,444
2027	26,691
Thereafter	64,500

8. Derivative Instruments and Hedging Activities
As deemed appropriate, the Company from time to time uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at September 30, 2023, the Company was not committed to any foreign currency forward contracts.

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.
In March 2020, the Company entered into an interest rate swap agreement which was scheduled to mature in December 2024. The Company did not designate for accounting purposes its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's unaudited consolidated statement of income for the nine months ended September 30, 2023. As at September 30, 2023, Teekay Tankers was not committed to any interest rate swap agreements.
Forward Freight Agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain on derivative instruments in the Company's unaudited consolidated statements of income. As at September 30, 2023, the Company was not committed to any FFAs.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Goodwill, Intangibles and Other Non-Current Assets
	$	$
As at September 30, 2023
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	—	—
	—	—

As at December 31, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreement	2,087	1,622
	2,087	1,622

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on derivatives in the unaudited consolidated statements of income as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Realized gains (losses) relating to:
Interest rate swap agreement	—	192	953	157
Interest rate swap agreement termination	—	—	3,215	—
Foreign currency forward contracts	—	—	—	(420)
Forward freight agreements	—	380	(10)	657
	—	572	4,158	394
Unrealized gains (losses) relating to:
Interest rate swap agreement	—	1,039	(3,709)	3,382
Foreign currency forward contracts	—	—	—	58
Forward freight agreements	—	87	—	402
	—	1,126	(3,709)	3,842
Total realized and unrealized gains on derivative instruments	—	1,698	449	4,236
The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparty to the interest rate swap agreement; however, the Company does not anticipate non-performance by the counterparty. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
9. Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

The following table includes the estimated fair value and carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 17)	Level 1	416,716	416,716	316,706	316,706
Short-term investments	Level 1	95,210	95,210	210,000	210,000
Derivative instruments (note 8)
Interest rate swap agreements - assets	Level 2	—	—	3,709	3,709
Other
Advances to equity-accounted joint venture – long-term	Level 2	2,880	(1)	6,780	(1)
Long-term debt, including current portion – other (note 6)	Level 2	—	—	(21,184)	(21,078)
Obligations related to finance leases, including current portion (note 7)	Level 2	(144,720)	(149,340)	(532,760)	(533,977)

(1)In these unaudited consolidated financial statements, the Company’s advances to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. As at September 30, 2023, the fair value of the individual components of such aggregate interests is not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
10. Capital Stock
The authorized capital stock of Teekay as at September 30, 2023 and December 31, 2022 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2023 and December 31, 2022, Teekay had no shares of preferred stock that were issued and outstanding.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of its common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of Teekay common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the US Securities and Exchange Commission (or SEC).

During the three and nine months ended September 30, 2023, Teekay repurchased approximately 0.6 million and 8.3 million common shares for $3.5 million and $46.7 million, or an average of $5.92 and $5.63 per share, respectively, pursuant to such authorization, which resulted in the Company recording a reduction of book value of capital stock of $5.5 million and $78.4 million and a reduction to accumulated deficit of $2.1 million and $31.7 million, respectively. As at September 30, 2023, the total remaining share repurchase authorization was $23.2 million.

During the year ended December 31, 2022, Teekay repurchased approximately 3.8 million of its common shares for $15.4 million, or an average of $4.07 per share, pursuant to such authorization, which resulted in the Company recording a reduction in capital stock of $35.8 million and a reduction to accumulated deficit of $20.4 million.

In December 2020, Teekay filed a continuous offering program (or COP) under which Teekay may issue common shares at market prices up to a maximum aggregate amount of $65.0 million. As of September 30, 2023, no shares of common stock have been issued under this COP.

11. Equity Transactions Related to Teekay Tankers

In the nine months ended September 30, 2023, Teekay Parent purchased 132,479 of Teekay Tankers Class A common shares through open market purchases for $4.8 million at an average price of $35.95 per share.

In the three months ended March 31, 2022, Teekay Parent purchased 0.5 million of Teekay Tankers Class A common shares through open market purchases for $5.3 million at an average price of $10.82 per share. In the three months ended September 30, 2022, Teekay Parent sold 0.9 million of its investment in Teekay Tankers Class A common shares (consisting of the 0.5 million shares purchased in the three months ended March 31, 2022, and 0.4 million shares purchased during December 2021) through open market sales for $22.8 million at an average price of $25.20 per share. The total cost of the 0.9 million shares purchased in the open market was $10.0 million or $11.03 per share.

As a result of the share transactions related to Teekay Tankers, the Company recorded net decreases of $nil and $0.5 million during the three and nine months ended September 30, 2023, and $nil and $5.2 million during the three and nine months ended September 30, 2022 to accumulated deficit, respectively. These amounts represent Teekay's net dilution gains from the Teekay Tankers share transactions.
12. Gain on Sale of Assets
During the three months ended September 30, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO for a net price of $13.0 million. The FPSO unit's book value had previously been written down to $nil.

During the three and nine months ended September 30, 2022, Teekay Tankers completed the sale of one Aframax / LR2 tanker for $24.8 million, with a gain on sale of $8.2 million.

During the nine months ended September 30, 2022, Teekay Tankers completed the sale of one Suezmax tanker and two Aframax / LR2 tankers for a total price of $43.6 million, with an aggregate gain on sales of $1.2 million. The previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.

During the nine months ended September 30, 2022, Teekay Tankers recorded a write-down of $1.1 million on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
13. Restructuring Charges
During the nine months ended September 30, 2023, the Company recorded restructuring charges of $1.7 million, which were primarily related to organizational changes made to its commercial and technical operations teams. During the three and nine months ended September 30, 2022, the Company recorded restructuring charges of $1.2 million and $7.8 million, respectively, primarily related to organizational changes following the sale of the Teekay Gas Business (of which $2.4 million of the costs were recovered from Seapeak and recorded in revenues on the consolidated statements of income) as well as costs associated with the termination of the charter contract for the Sevan Hummingbird FPSO unit.

As at September 30, 2023 and December 31, 2022, $0.7 million and $3.0 million, respectively, of restructuring liabilities were included in accrued liabilities and other on the unaudited consolidated balance sheets.
14. Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Current	1,853	(1,414)	(10,489)	257
Deferred	256	(103)	906	(553)
Income tax recovery (expense)	2,109	(1,517)	(9,583)	(296)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued and other liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2023	2022
	$	$
Balance as at January 1	42,477	46,956
Increases for positions related to the current year	8,438	3,195
Increases for positions related to prior years	6,145	3,029
Decreases for positions taken in prior years	(5,155)	—
Decrease related to statute of limitations	(3,443)	(7,451)
Foreign exchange gain	(2,258)	(4,582)
Balance as at September 30	46,204	41,147
Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The Company does not currently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
15. Net Income (Loss) Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Net income (loss) attributable to the shareholders of Teekay Corporation:
- Continuing operations - basic	26,158	33,133	115,259	(2,349)
- Discontinued operations - basic	—	—	—	41,652
	26,158	33,133	115,259	39,303
Increase in net earnings for interest expense recognized during the period relating to Convertible Notes	—	265	—	—
Reduction in net earnings due to dilutive impact of stock-based awards in Teekay Tankers	(251)	(202)	(1,377)	—
Net income attributable to the shareholders of Teekay Corporation - diluted	25,907	33,196	113,882	39,303

Weighted average number of common shares (1)	92,775,107	102,608,910	95,210,081	102,485,688
Dilutive effect of Convertible Notes	—	1,824,487	—	—
Dilutive effect of stock-based awards	2,086,401	279,009	2,133,522	—
Common stock and common stock equivalents	94,861,508	104,712,406	97,343,603	102,485,688

Net income (loss) per common share
- Continuing operations - basic	0.28	0.32	1.21	(0.02)
- Discontinued operations - basic	—	—	—	0.41
- Basic	0.28	0.32	1.21	0.38

- Continuing operations - diluted	0.27	0.32	1.17	(0.02)
- Discontinued operations - diluted	—	—	—	0.41
- Diluted	0.27	0.32	1.17	0.38
(1) Includes 809,997 shares of common stock related to non-forfeitable stock-based awards for the three months ended September 30, 2023.

Stock-based awards that have an anti-dilutive effect on the calculation of diluted income (loss) per common share from continuing operations are excluded from diluted income (loss) per common share, including diluted income (loss) per common share from continuing operations and discontinued operations. For the three and nine months ended September 30, 2023, 2.8 million and 6.9 million shares, respectively, of common stock from stock-based awards (three and nine months ended September 30, 2022 - 8.4 million and 9.5 million shares, respectively) were excluded from the computation of diluted earnings per common share for these periods, as including them would have had an anti-dilutive impact.
16. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	September 30, 2023	December 31, 2022	September 30, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	416,025	309,857	182,810	108,977
Restricted cash – current (1)	691	3,714	2,730	2,227
Restricted cash – non-current (2)	—	3,135	3,135	3,135
Current assets - discontinued operations - cash	—	—	—	101,190
Current assets - discontinued operations - restricted cash	—	—	—	11,888
Non-current assets - discontinued operations - restricted cash	—	—	—	38,103
	416,716	316,706	188,675	265,520

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(1)    The Company maintains restricted cash deposits relating to certain FFAs (see note 8).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023 as described in note 7.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Nine Months Ended September 30,
	2023 $	2022 $
Leased assets obtained in exchange for new operating lease liabilities	68,536	12,586

17. Commitments and Contingencies
a)Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had consolidated net income from continuing operations of $402.4 million and consolidated cash flows from operating activities related to continuing operations of $495.9 million during the nine months ended September 30, 2023, and had a consolidated working capital surplus of $604.6 million as at September 30, 2023. This working capital surplus included $95.2 million of short-term investments.
Based on the Company’s liquidity at the date these consolidated financial statements were issued and the cash flows the Company expects to generate from operations over the following year, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
b)Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

c)Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18. Deconsolidation of Teekay Gas Business and Discontinued Operations

On October 4, 2021, the Company entered into agreements to sell its general partner interest in Teekay LNG Partners (now known as Seapeak), all of its common units in Teekay LNG Partners and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business. These transactions closed on January 13, 2022, and resulted in Teekay deconsolidating the Teekay Gas Business for accounting purposes on January 13, 2022. Upon closing of the transactions, the Company received gross proceeds of $641 million, at which date the Teekay Gas Business had a cash, cash equivalents and restricted cash balance of $178.0 million.

Upon closing, the Company recognized both the net cash proceeds it received from Stonepeak and derecognized the carrying value of both the Teekay Gas Business' net assets and the non-controlling interest in the Teekay Gas Business, with the difference between the amounts recognized and derecognized being the loss on deconsolidation of $58.7 million, which is included in loss from discontinued operations in the consolidated statements of income for the nine months ended September 30, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Immediately prior to the sale of the Teekay Gas Business, the Company had unrecognized gains of $84.8 million on the sales of vessels in prior years from its wholly-owned subsidiaries to its non-wholly-owned subsidiary, Teekay LNG Partners (or Deferred Dropdown Gains). On sale of the Teekay Gas Business, the Deferred Dropdown Gains that were previously unrecognized due to their being eliminated upon consolidation of Teekay LNG Partners, were recognized by the Company through a transfer of income from non-controlling interests in Teekay LNG Partners to the Company. This transfer increased the carrying value of the Company’s interest in Teekay LNG Partners at the sale date and thus, increased the loss on deconsolidation of the Teekay Gas Business by $84.8 million (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income). As a result, net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net (loss) income attributable to non-controlling interests, discontinued operations on the consolidated statements of income) less the loss on deconsolidation of $58.7 million.

All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in these unaudited consolidated financial statements have been aggregated and separately presented as a single component of net income (loss) entitled "Income (loss) from discontinued operations". Revenues and expenses of the Teekay Gas Business were determined as follows:

•Revenues and expenses of the Teekay Gas Business consist of all direct revenue and expenses that are clearly identifiable as solely for the benefit of the Teekay Gas Business and will not be recognized on an ongoing basis by the Company following completion of the sale of the Teekay Gas Business. As such, costs previously incurred by the Company for the benefit of both the Teekay Gas Business and the continuing operations of the Company (or Shared Costs) remain in the Company’s continuing operations, including the Teekay Gas Business’s proportionate share of such costs. The Company’s Shared Costs primarily relate to costs incurred to provide certain corporate services and ship management services for the benefit of both the Teekay Gas Business and the continuing operations of the Company. In preparation for the sale of the Teekay Gas Business, the Company completed an internal reorganization of the shore-based management operations for Seapeak and certain of Seapeak's joint ventures. Certain of the Company's subsidiaries were then transferred to Seapeak as part of the sale of the Teekay Gas Business. A substantial majority of the Company’s Shared Costs are reflected in general and administrative expenses. As a result of the Company’s historical practice of using a shared service operation for its different businesses and the allocation method explained above for such costs, general and administrative expenses presented within continuing operations and general and administrative expenses presented within discontinued operations will not represent what these costs would have been had the Company operated the Teekay Gas Business on a standalone basis and will not represent an existing cost run-rate, as adjusted for the completion of this transaction.

•Interest expense of the Teekay Gas Business consists of interest expense and amortization of discounts, premiums, and debt issuance costs related to long-term debt and obligations related to finance leases of Teekay LNG Partners that were assumed by the acquiror thereof.

The following table contains the major components of income (loss) from discontinued operations of the Teekay Gas Business for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023 $	2022 $	2023 $	2022 (1) $
Revenues	—	—	—	25,083
Voyage expenses	—	—	—	(853)
Vessel operating expenses	—	—	—	(5,937)
Time-charter hire expenses	—	—	—	(845)
General and administrative expenses	—	—	—	(781)
Income from vessel operations	—	—	—	16,667
Interest expense	—	—	—	(4,287)
Interest income	—	—	—	188
Realized and unrealized gains on derivative instruments	—	—	—	3,675
Equity income	—	—	—	17,881
Foreign exchange gain	—	—	—	4,286
Other income	—	—	—	9
Loss on deconsolidation of the Teekay Gas Business (2)	—	—	—	(58,684)
Loss from discontinued operations before income taxes	—	—	—	(20,265)
Income tax expense	—	—	—	(11)
Loss from discontinued operations	—	—	—	(20,276)
(1)On January 13, 2022, the Company deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022 to January 13, 2022.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(2)Net income attributable to shareholders of the Company on sale of the Teekay Gas Business was a net gain of $26.2 million, consisting of the recognition of the $84.8 million of Deferred Dropdown Gains (included in net income (loss) attributable to non-controlling interests, discontinued operations) less the loss on deconsolidation of $58.7 million.
19. Subsequent Events
a.During October 2023, Teekay repurchased 199,903 common shares for $1.2 million, or an average of $5.88 per share, pursuant to the share repurchase program authorized by Teekay's Board of Directors in June 2023.
b.In October 2023, Teekay Tankers completed the refinancing under the 2023 Revolver of the four vessels previously under sale-leaseback arrangements and repurchased in September 2023. Upon the collateralization of these four additional vessels, availability under the 2023 Revolver increased by $65.8 million and the facility is collateralized by 19 of Teekay Tankers' vessels (see note 6).

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited interim consolidated financial statements (or unaudited consolidated financial statements) and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview

Teekay Corporation (or Teekay) is a leading provider of international crude oil marine transportation and other marine services. Teekay currently provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), one of the world’s largest owners and operators of mid-sized crude oil tankers. As at September 30, 2023, we owned 5,168,785 Class A common shares and 4,625,997 Class B common shares in Teekay Tankers, representing a 28.7% economic interest and a majority of its voting power.

Teekay Parent has been operating in Australia for over 25 years, providing various marine services to the Commonwealth of Australia and other Australian companies; Teekay Parent is one of the largest employers of Australian seafarers. Our marine services business in Australia provides operations, supply, maintenance and engineering support, and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia for ten Australian government-owned vessels. In addition, we provide crewing services for a third-party-owned FPSO unit in Western Australia. Teekay has developed extensive industry experience and industry-leading capabilities over its 50-year history and has significant financial strength and flexibility following the sale of the Teekay Gas Business in January 2022. We believe our strong balance sheet positions us well to pursue future investments both in the broader shipping space as well as other markets as the world pushes for greater energy diversification and a lower environmental footprint, where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.

As at September 30, 2023, we had no direct investment in any vessels or floating production storage and offloading (or FPSO) units, the last of which was delivered to a recycling yard in October 2022.

On October 4, 2021, Teekay LNG Partners L.P. (or Teekay LNG Partners) (now known as Seapeak LLC (or Seapeak)), Teekay LNG Partners' general partner, Teekay GP L.L.C. (or Teekay GP), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P., and a wholly-owned subsidiary of Acquiror (or Merger Sub) entered into an agreement and plan of merger (or the Merger Agreement) by which Stonepeak would acquire Teekay LNG Partners. On January 13, 2022, Teekay announced the closing of the merger (or the Merger) pursuant to the Merger Agreement and related transactions. As part of the Merger and other transactions, Teekay sold all of its ownership interest in Teekay LNG Partners, including approximately 36.0 million Teekay LNG Partners common units, and Teekay GP (equivalent to approximately 1.6 million Teekay LNG Partners common units), for $17.00 per common unit or common unit equivalent in cash. As consideration, Teekay received total gross cash proceeds of approximately $641 million.

Furthermore, on January 13, 2022, Teekay transferred certain management services companies to Teekay LNG Partners that provided, through existing services agreements, comprehensive managerial, operational and administrative services to Teekay LNG Partners, its subsidiaries and certain of its joint ventures. Due to negative working capital in these subsidiaries on the date of purchase, Teekay paid Teekay LNG Partners $4.9 million to assume ownership of them. Concurrently with the closing of the transaction, Teekay and Teekay LNG Partners entered into a transition services agreement whereby each party agreed to provides certain services, consisting primarily of corporate services that were previously shared by the entire Teekay organization, to the other party for a mutually agreed reasonable period following closing to allow for the orderly separation of these functions into two standalone operations. Teekay's former general partner interest in Teekay LNG Partners, all of its former common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of Teekay LNG Partners and certain of Teekay LNG Partners’ joint ventures are referred to herein as the "Teekay Gas Business".

Following completion of these transactions, Teekay Parent's remaining assets primarily consist of our controlling interest in publicly-listed Teekay Tankers, our marine services business in Australia and a net cash and short-term investments position of approximately $284 million as at September 30, 2023. Teekay and its current subsidiaries, other than Teekay Tankers, are referred to herein as Teekay Parent.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Conflict in Israel/Gaza Strip and Ukraine

On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Although certain ports in Israel are now closed, to date this conflict has had modest effects on the price of crude oil and the oil industry, and no material impact to our business. However, escalation or expansion of hostilities, interventions by other groups or nations, the impositions of economic sanctions on any of the oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Please see “Item 3 - Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Item 1A - Risk Factors” in this Report on Form 6-K for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

Novel Coronavirus (COVID-19) Pandemic

For the nine months ended September 30, 2023, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 for information about potential risks of the COVID-19 pandemic on our business.

Presentation of Our Results of the Teekay Gas Business

On October 4, 2021, we entered into agreements to sell our general partner interest in Teekay LNG Partners (now known as Seapeak), all of our common units in Teekay LNG Partners, and certain subsidiaries which collectively contained the shore-based management operations of the Teekay Gas Business (see "Overview" above). These transactions closed on January 13, 2022. All revenues and expenses of the Teekay Gas Business prior to the sale and for the periods covered by the consolidated statements of income in these unaudited consolidated financial statements have been aggregated and presented separately from the continuing operations of Teekay. As such, the following sections consisting of "Operating Results – Teekay Tankers", "Operating Results – Teekay Parent" and "Other Consolidated Operating Results" exclude the results of the Teekay Gas Business.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The following table (a) presents revenues and income (loss) from vessel operations for Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Revenue and income from the Teekay Gas Business are not included in the following table and have been presented separately in “Operating Results – Teekay Gas Business”. Please read "Item 1 – Financial Statements: Note 3 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months ended		Nine Months Ended		Three Months ended		Nine Months Ended
(in thousands of U.S. Dollars)	September 30,		September 30,		September 30,		September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Teekay Tankers	285,858	279,386	1,051,161	695,793	81,575	75,372	422,997	101,674
Teekay Parent	25,824	23,813	74,622	100,912	(321)	8,013	(4,239)	(4,071)
Teekay Corporation Consolidated	311,682	303,199	1,125,783	796,705	81,254	83,385	418,758	97,603

Summary

Teekay's consolidated income from vessel operations was $418.8 million for the nine months ended September 30, 2023, compared to consolidated income from vessel operations of $97.6 million for the same period of the prior year. The primary reasons for this improvement in our consolidated income from vessel operations are as follows:

•an increase of $292.1 million as a result of higher overall average realized spot "time-charter equivalent" (or TCE) rates earned by Teekay Tankers' Suezmax tankers, Aframax tankers, and Long Range 2 (or LR2) tankers in the first three quarters of 2023 compared to the same period in the prior year, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels;

•an increase of $23.6 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023;

•an increase of $15.2 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first three quarters of 2023 compared to previous fixed rates; and

•an increase of $11.4 million due to fewer off-hire days and off-hire bunker expenses during the first three quarters of 2023, primarily related to fewer scheduled dry dockings compared to the same period in the prior year;

partially offset by:

•a decrease due to $21.9 million net gains on sale of vessels recorded in the first three quarters of 2022, with none recorded in the first three quarters of 2023, primarily due to: a $13.0 million decrease for Teekay Parent due to the gain on sale of the Sevan Hummingbird FPSO in the third quarter of 2022; and an $8.9 million decrease for Teekay Tankers primarily due to the gains on sales of three Aframax / LR2 tankers and one Suezmax tanker during the first three quarters in 2022.

Teekay Tankers

As at September 30, 2023, Teekay Tankers' fleet consisted of 55 vessels, including 10 chartered-in vessels, and one 50%-owned Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers

Vessel Repurchases

In March 2023, Teekay Tankers completed the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under related sale-leaseback arrangements.

In May 2023, Teekay Tankers completed the repurchase of five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under related sale-leaseback arrangements.

In September 2023, Teekay Tankers completed the repurchase of two Suezmax tankers and two Aframax / LR2 tankers for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements.

Time Chartered-in Vessels

In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that Teekay Tankers entered into in 2020 was delivered to Teekay Tankers. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to Teekay Tankers and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.

In May and July 2023, Teekay Tankers extended two charter-in contracts for two Aframax / LR2 tankers for 12 months each at an average rate of approximately $20,600 per day. An additional 12-month optional period was secured on one of the vessels.

In September 2023, Teekay Tankers extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $21,250 per day.

Time Chartered-out Vessels

In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day.

Debt Facility

In May 2023, Teekay Tankers entered into a new secured revolving credit facility agreement (or the 2023 Revolver) for up to $350.0 million to refinance 19 vessels, which vessels include the nine, six, and four vessels Teekay Tankers repurchased in March 2023, May 2023, and September 2023, respectively, that were previously subject to sale-leaseback financing arrangements. The 2023 Revolver has a six-year term and an interest rate based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity.

Cancellation of Revolving Credit Facility

In July 2023, Teekay Tankers provided notice of loan cancellation to the lenders of its previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to Teekay Tankers from its long-term debt was reduced by $65.7 million.

Cancellation of Working Capital Loan Facility

In September 2023, Teekay Tankers provided notice of cancellation to the lender of its working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), Teekay Tankers' wholly-owned subsidiary. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interest in the assets of TTCL was subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to Teekay Tankers from its short-term debt was reduced by $80.0 million.

Operating Results – Teekay Tankers

In accordance with GAAP, Teekay Tankers reports gross revenues in its unaudited consolidated statements of income (loss) and includes voyage expenses among its operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The following table compares Teekay Tankers’ operating results, equity income (loss) and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2023 and 2022:

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues	285,858	279,386	1,051,161	695,793
Voyage expenses	(113,274)	(135,013)	(355,543)	(363,615)
Net revenues	172,584	144,373	695,618	332,178
Vessel operating expenses	(36,366)	(35,983)	(112,348)	(114,239)
Time-charter hire expenses	(19,378)	(7,236)	(51,014)	(19,339)
Depreciation and amortization	(24,565)	(24,251)	(72,924)	(74,574)
General and administrative expenses	(10,700)	(9,687)	(35,087)	(30,827)
Gain on sale of assets	—	8,156	—	8,888
Restructuring charges	—	—	(1,248)	(413)
Income from vessel operations	81,575	75,372	422,997	101,674

Equity income (loss)	666	221	2,916	(1,464)

Calendar-Ship-Days (1)	4,784	4,446	13,964	13,396
(1)Calendar-ship-days presented relate to only owned and chartered-in consolidated vessels.

Net Revenues. Net revenues were $172.6 million and $695.6 million for the three and nine months ended September 30, 2023, respectively, compared to $144.4 million and $332.2 million for the same periods in the prior year.

The increases for the three and nine months ended September 30, 2023 compared to the same periods in the prior year were primarily the result of:

•net increases of $13.9 million and $45.9 million for the three and nine months ended September 30, 2023, respectively, due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022;

•increases of $10.6 million and $11.4 million for the three and nine months ended September 30, 2023, respectively, due to fewer off-hire days and lower off-hire bunker expenses related to fewer scheduled dry dockings compared to the same periods in the prior year;

•increases of $2.6 million and $280.1 million for the three and nine months ended September 30, 2023, respectively, due to higher overall average realized spot rates earned by Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•increases of $2.0 million and $15.2 million for the three and nine months ended September 30, 2023, respectively, primarily due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first three quarters of 2023 compared to previous fixed rates;

•increases of $0.7 million and $12.0 million for the three and nine months ended September 30, 2023, respectively, due to higher average FSL spot and spot voyage charter rates for Teekay Tankers' FSL dedicated vessels during the first three quarters of 2023 compared to the same period in the prior year; and

•an increase of $1.2 million for the nine months ended September 30, 2023 due to higher ship-to-ship (or STS) support services revenues resulting from an increase in the average rate earned per operation in the first three quarters of 2023 compared to the same period in the prior year;

partially offset by:

•a decrease of $1.7 million for the three and nine months ended September 30, 2023 due to commercial claims from charterers during the third quarter of 2023.

Vessel Operating Expenses. Vessel operating expenses were $36.4 million and $112.3 million for the three and nine months ended September 30, 2023, respectively, compared to $36.0 million and $114.2 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2023 was primarily due to a decrease of $4.2 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, as well as a decrease of $1.0 million resulting from lower crewing-related expenditures, partially offset by an increase of $2.1 million related to higher repair costs on certain tankers and an increase of $0.8 million related to higher expenditures for ship management.

Time-charter Hire Expenses. Time-charter hire expenses were $19.4 million and $51.0 million for the three and nine months ended September 30, 2023, respectively, compared to $7.2 million and $19.3 million for the same periods in the prior year. Increases of $11.4 million and $32.7 million for the three and nine months ended September 30, 2023, respectively, resulted from the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023.

Depreciation and Amortization. Depreciation and amortization was $24.6 million and $72.9 million for the three and nine months ended September 30, 2023, respectively, compared to $24.3 million and $74.6 million for the same periods in the prior year. The decrease for the nine months ended September 30, 2023 was primarily due to the sale of one Aframax / LR2 tanker during the second half of 2022.

General and Administrative Expenses. General and administrative expenses were $10.7 million and $35.1 million for the three and nine months ended September 30, 2023, respectively, compared to $9.7 million and $30.8 million for the same periods in the prior year. The increases were primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures.

Gain on Sale of Assets. The gain on sale of assets of $8.2 million and $8.9 million for the three and nine months ended September 30, 2022, respectively, were related to:
•the sale of one Aframax / LR2 tanker in September 2022, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022; and
•the sale of two Aframax / LR2 tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the nine months ended September 30, 2022, as well as the reversal of the previous write-down of one of these tankers to reflect its agreed sales price, which resulted in a gain of $0.6 million during the nine months ended September 30, 2022;
partially offset by:
•the impairment recorded on two of Teekay Tankers' operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million during the nine months ended September 30, 2022.

Restructuring Charges. Restructuring charges of $1.2 million for the nine months ended September 30, 2023 were related to organizational changes made to Teekay Tankers' commercial and technical operations teams. Restructuring charges of $0.4 million for the nine months ended September 30, 2022, were related to organizational changes made as a result of Teekay's divestments related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022.

Equity Income (Loss). Equity income was $0.7 million and $2.9 million for the three and nine months ended September 30, 2023, respectively, compared to equity income of $0.2 million and equity loss of $1.5 million for the same periods in the prior year. The improvement for the three and nine months ended September 30, 2023 was primarily due to higher spot rates realized by Teekay Tankers' 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during the nine months ended September 30, 2023 resulting from the dry dock of the VLCC during the same period in the prior year.

Tanker Market

Mid-size crude tanker spot rates declined during the third quarter of 2023 due to reduced crude oil exports from some members of the OPEC+ group and normal seasonality. Saudi Arabia announced a voluntary supply cut of 1.0 million barrels per day (or mb/d) in July 2023, and has pledged to keep these cuts in place to the end of the year, which has negatively impacted crude tanker demand. In addition, Russian crude oil exports fell during the third quarter as higher Russian domestic demand through the summer meant that there was less crude oil available for export. Despite these factors, tanker rates remain firm on a historical basis, with Teekay Tankers recording the best mid-size spot tanker rates for a third quarter in the past 15 years.

Spot tanker rates have strengthened during October 2023 in line with normal fourth quarter seasonality as refiners increase their crude purchasing ahead of the winter demand season. In addition, crude oil export volumes from both Russia and Saudi Arabia have increased from the low point in August 2023 as regional refinery maintenance and lower domestic demand have made more crude oil available for export. Crude oil exports from other key load regions, such as the U.S. Gulf and West Africa, have also strengthened which is giving further support to mid-size tanker demand. We expect that spot rates will remain well supported through the fourth quarter of 2023 as the onset of winter tanker market conditions, such as weather delays, are expected to support rates by tightening available vessel supply.

Following an expected 2.3 mb/d of oil demand growth in 2023, which reflects in part the continued impact of the post-pandemic rebound effect, the International Energy Agency (or IEA) expects global oil demand to grow by an additional 0.9 mb/d in 2024, reaching a new record high of 102.7 mb/d. Demand from non-OECD countries is projected to grow by 1.3 mb/d in 2024 with just under half of the increase coming from China. OECD demand is projected to decline by 0.4 mb/d due to the impact of increased fuel efficiency and a more challenging economic environment due to persistently high inflation and interest rates.

As per the IEA, the majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin such as the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. Furthermore, we expect that the mid-size tanker fleet will continue to benefit from altered Russian crude oil trade patterns, with the majority of volumes flowing long-haul on mid-size vessels to China and India. The recent conflict in the Middle East, while not having an immediate impact on global oil production or seaborne crude oil trade flows, could impact the tanker market should the conflict escalate and expand to other oil producing nations in the region.

Tanker fleet supply fundamentals continue to be positive. Just under 24 million deadweight tons (or mdwt) of new tanker orders have been placed to date during 2023, which is in line with average levels of newbuild ordering over the past 20 years, and the orderbook remains close to historic lows at just under 6% of the existing tanker fleet size. As per Clarksons(1), global shipyard forward cover currently stands at 3.5 years with limited berths available prior to 2027. The combination of a small tanker orderbook, an aging tanker fleet, and a lack of shipyard capacity are expected to lead to very low levels of tanker fleet growth in the next 2 to 3 years.

In summary, spot tanker rates have increased during the fourth quarter of 2023 and are expected to remain firm in the coming months due to a tight supply / demand balance and the onset of winter market seasonality. The outlook for the next 2 to 3 years continues to look positive, primarily due to favorable fleet supply fundamentals, and we believe that the market is still in the early stages of an extended market upturn.

(1) Source: Clarksons Research "World Shipyard Monitor" report, October 2023.

Teekay Parent

The Marine Services and Other segment primarily relates to Teekay Parent's marine services business in Australia, Teekay Parent's remaining activities in relation to its three formerly owned floating production storage and offloading units (or FPSOs), transitional corporate services provided to Seapeak, marine services provided to Altera Infrastructure L.P. (which terminated in the third quarter of 2023), and Teekay Parent's corporate general and administrative expenses.

Teekay Parent delivered its last 100%-owned FPSO unit, the Petrojarl Foinaven, to a European-based shipyard for green recycling in October 2022. On July 1, 2022, Teekay Parent completed the sale of the Sevan Hummingbird FPSO unit to a third party.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2023 and 2022:

	Marine Services and Other		Marine Services and Other
(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Revenues	25,824	23,813	74,622	100,912
Vessel operating expenses	(23,021)	(23,638)	(68,053)	(97,591)
General and administrative expenses (1)	(3,124)	(3,926)	(10,379)	(13,013)
Gain on sale of asset	—	12,975	—	12,975
Restructuring charges	—	(1,211)	(429)	(7,354)
(Loss) income from vessel operations	(321)	8,013	(4,239)	(4,071)

Calendar-ship-days - FPSO Units	—	93	—	455

(1)Includes direct general and administrative expenses and indirect general and administrative expenses allocated to Teekay Parent based on estimated use of corporate resources.

Loss from vessel operations for Teekay Parent’s Marine Services and Other segment were $0.3 million and $4.2 million for the three and nine months ended September 30, 2023, respectively, compared to income and loss from vessel operations of $8.0 million and $4.1 million, respectively, for the same periods in the prior year. The changes in results were primarily due to:

•an increase in loss from vessel operations of $13.0 million for the three and nine months ended September 30, 2023 due to the gain on sale of the Sevan Hummingbird FPSO unit in July 2022;

partially offset by

•decreases in loss from vessel operations of $1.3 million and $6.1 million for the three and nine months ended September 30, 2023, respectively, compared to the same periods in prior year, as a result of the sale of the Teekay Gas Business on January 13, 2022, which included a decrease in general and administrative expenses and restructuring charges;

•decreases in loss from vessel operations of $0.2 million and $2.8 million for the three and nine months ended September 30, 2023, respectively, compared to the same periods in the prior year due to decommissioning activities and restructuring costs in 2022 related to Sevan Hummingbird FPSO, partially offset by a decrease in revenue due to the FPSO unit ceasing operations on March 31, 2022;

•decreases in loss from vessel operations of $1.1 million and $2.4 million for the three and nine months ended September 30, 2023, respectively, compared to the same periods in the prior year primarily due to decommissioning activities for the Foinaven and Petrojarl Banff FPSO units in 2022; and

•decreases in loss from vessel operations of $1.4 million and $2.3 million for the three and nine months ended September 30, 2023, respectively, compared to the same periods in the prior year due to improved results from our ship management services in Australia.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and nine months ended September 30, 2023 and 2022:

(in thousands of U.S. Dollars)	Three Months ended		Nine Months ended
	September 30,		June 30,
	2023	2022	2023	2022
Interest expense	(6,461)	(9,403)	(23,794)	(28,818)
Interest income	6,652	1,753	17,006	2,773
Realized and unrealized gains on non-designated derivative instruments	—	1,698	449	4,236
Loss on bond repurchases	—	(86)	—	(12,694)
Other - net	(95)	4,805	(3,306)	4,471
Income tax recovery (expense)	2,109	(1,517)	(9,583)	(296)

Interest expense. Interest expense decreased to $6.5 million and $23.8 million for the three and nine months ended September 30, 2023, respectively, compared to $9.4 million and $28.8 million for the same periods in the prior year primarily due to:

•decreases of $2.6 million and $2.5 million for the three and nine months ended September 30, 2023, respectively, primarily due to Teekay Tankers' repurchase of nine Aframax / LR2 tankers and six Suezmax tankers during the first half of 2023, all of which were previously held under sale-leaseback arrangements as well as the repayment in full of Teekay Tankers' previous term loan during the second half of 2022, partially offset by a higher average benchmark interest rate under sale-leaseback financing arrangements; and

•decreases of $0.3 million and $2.5 million for the three and nine months ended September 30, 2023, respectively, relating to Teekay Parent, primarily due to the repurchase of and the redemption in full of Teekay's 5% Convertible Senior Notes (or Convertible Notes) during 2022 and January 2023, respectively, and due to the redemption in full of Teekay's 9.25% senior secured notes (or the 2022 Notes) in January 2022 (see "Item 1 – Financial Statements: Note 6 – Long-Term Debt" for further details).

Interest income. Interest income increased to $6.7 million and $17.0 million for the three and nine months ended September 30, 2023, respectively, compared to $1.8 million and $2.8 million for the same periods in the prior year. The increases were primarily due to higher interest rates and higher cash balances.

Realized and unrealized (losses) gains on derivative instruments. In March 2020, Teekay Tankers entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which was scheduled to mature in December 2024. Teekay Tankers terminated the interest rate swap agreement in June 2023, realizing a gain of $3.2 million on termination.

Teekay Tankers recognized unrealized losses of $nil and $3.7 million for the three and nine months ended September 30, 2023, respectively, compared to unrealized gains of $1.0 million and $3.4 million for the same periods in the prior year under the interest rate swap agreement.

From time to time, Teekay Tankers uses forward freight agreements (or FFAs) to increase or decrease its exposure to spot tanker rates, within defined limits. Teekay Tankers realized gains of $0.4 million and $0.7 million for the three and nine months ended September 30, 2022, respectively, as well as unrealized gains of $0.1 million and $0.4 million for the three and nine months ended September 30, 2022, respectively, under the FFAs.

Teekay Parent recognized no gains or losses from foreign currency forward contracts for the three and nine months ended September 30, 2023, respectively, compared to realized losses of $nil and $0.4 million for the same periods in the prior year.

Loss on bond repurchases. Losses on bond repurchases of $0.1 million and $12.7 million for the three and nine months ended September 30, 2022, respectively, related to the redemption in full of Teekay Parent's 2022 Notes in January 2022 and the repurchase of a majority of Teekay Parent's Convertible Notes (see "Item 1 – Financial Statements: Note 6 – Long-Term Debt" for further details).

Other - net. Other expense increased to $0.1 million and $3.3 million for the three and nine months ended September 30, 2023, respectively, compared to Other income of $4.8 million and $4.5 million for the same periods in the prior year primarily due to premiums paid by Teekay Tankers related to the repurchase of four and 19 tankers during the three and nine months ended September 30, 2023, respectively, which were previously under sale-leaseback arrangements, and to net reductions in the asset retirement obligation (or ARO) liability related to the Petrojarl Foinaven FPSO unit recognized during the three and nine months ended September, 30 2022.

Income tax recovery (expense). Income tax was a $2.1 million recovery and $9.6 million expense for the three and nine months ended September 30, 2023, respectively, compared to income tax expense of $1.5 million and $0.3 million for the same periods in the prior year. The changes were primarily due to the reversal of certain freight tax liabilities based on an assessment of our tax position for a jurisdiction, lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities and higher gross revenues during the three and nine months ended September 30, 2023.

Other Operating Results - Teekay Gas Business

As previously discussed in the "Overview" section above, Teekay sold its interest in the Teekay Gas Business effective January 13, 2022.
The following table compares the Teekay Gas Business’ operating results for the three and nine months ended September 30, 2023 and 2022:

(in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022 (1)	2023	2022 (1)
Revenues	—	—	—	25,083
Voyage expenses	—	—	—	(853)
Vessel operating expenses	—	—	—	(5,937)
Time-charter hire expenses	—	—	—	(845)
Depreciation and amortization	—	—	—	—
General and administrative expenses (2)	—	—	—	(781)
Income from vessel operations	—	—	—	16,667
Interest expense	—	—	—	(4,287)
Interest income	—	—	—	188
Realized and unrealized gains on derivative instruments	—	—	—	3,675
Equity income	—	—	—	17,881
Foreign exchange gain	—	—	—	4,286
Other income	—	—	—	9
Loss on deconsolidation of the Teekay Gas Business	—	—	—	(58,684)
Loss from discontinued operations before income taxes	—	—	—	(20,265)
Income tax expense	—	—	—	(11)
Loss from discontinued operations	—	—	—	(20,276)

(1)On January 13, 2022, we deconsolidated the Teekay Gas Business. Figures represent the Teekay Gas Business's results for the period from January 1, 2022, to January 13, 2022.

(2)General and administrative costs for the Teekay Gas Business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG Partners (now known as Seapeak LLC) and the costs associated with functions that are fully-dedicated to providing services to Teekay LNG Partners and certain of its joint ventures. As such, Teekay LNG Partners' share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results.

During the nine months ended September 30, 2022, the Company recorded a loss from discontinued operations as a result of the sale of the Teekay Gas Business on January 13, 2022, with no corresponding loss during the current period. The loss from discontinued operations in 2022 was comprised of a loss on deconsolidation, partially offset by 13 days of operational results from the Teekay Gas Business. Included in the net (income) loss attributable to non-controlling interests, discontinued operations on the consolidated statements of income (loss) was $84.8 million of Deferred Dropdown Gains as defined and described in "Item 1 - Financial Statements: Note 18 – Deconsolidation of Teekay Gas Business and Discontinued Operations". Together the Deferred Dropdown Gains and the loss on deconsolidation of $58.7 million, resulted in a net gain of $26.2 million that was recognized in the net income attributable to our shareholders on sale of the Teekay Gas Business.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Capital

Teekay Parent

Teekay Parent primarily generates cash flows from managing vessels for the Australian government, from providing management services to Teekay Tankers and certain third parties, from dividends received from Teekay Tankers and from interest income related to our short-term investments and cash and cash equivalent balances. Teekay Parent's other potential sources of funds are borrowings under credit facilities and proceeds from issuances of debt or equity securities. As at September 30, 2023, Teekay Parent had no remaining debt securities outstanding, which is described in "Item 1 – Financial Statements: Note 6 – Long-Term Debt".

Teekay Parent's primary uses of cash include the payment of operating expenses, funding general and administrative expenses and other working capital requirements, and the payment of remaining recycling costs associated with the Petrojarl Foinaven FPSO unit, which was disposed of in 2022. As at September 30, 2023, Teekay Parent had $283.9 million in cash, cash equivalents and short-term investments, which are comprised of bank deposits and short-term debt securities issued by the United States government.

In August 2022, Teekay announced that its Board of Directors had authorized the repurchase of up to $30 million of common shares in the open market and other transactions. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of common shares in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC.

During the nine months ended September 30, 2023, Teekay Parent repurchased approximately 8.3 million common shares for $46.7 million, or an average of $5.63 per share, pursuant to such authorization. As at September 30, 2023, the total remaining share repurchase authorization was $23.2 million.

Teekay Tankers

Teekay Tankers generates cash flows primarily from chartering out its vessels. Teekay Tankers employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus may impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022.

While exposure to the volatile spot market is the largest potential cause for changes in Teekay Tankers' net operating cash flow from period to period, variability in its net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Teekay Tankers' other primary sources of cash are long-term bank borrowings, lease or equity financings, and to a lesser extent, the proceeds from the sales of its older vessels.

Teekay Tankers' obligations related to finance leases are described in "Item 1 - Financial Statements: Note 7 – Leases", and its 2023 Revolver is described in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" of this report. Its 2023 Revolver contains covenants and other restrictions that Teekay Tankers believes are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Teekay Tankers' 2023 Revolver and obligations related to finance leases require it to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" and in "Item 1 - Financial Statements: Note 7 – Leases" of this report. If Teekay Tankers does not meet these financial or other covenants, the lender may declare Teekay Tankers' obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect its short-term liquidity requirements. As at September 30, 2023, Teekay Tankers was in compliance with all covenants under its revolving credit facility and obligations related to finance leases.

Teekay Tankers' 2023 Revolver and obligations related to finance leases require it to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect Teekay Tankers' results of operations and its ability to service its debt. From time to time, Teekay Tankers uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. As at September 30, 2023, Teekay Tankers was not committed to any interest rate swap agreements.

Teekay Tankers' primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to its vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, funding its other working capital requirements, dividend payments on Teekay Tankers' common shares, repurchase of shares under its share repurchase program as well as providing funding to its equity-accounted joint venture from time to time. In addition, Teekay Tankers may use cash to acquire new or second-hand vessels to renew its fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of its existing fleet, the commercial outlook for its vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.

Cash Flows

The following table summarizes our consolidated cash flows for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2023	2022
Net operating cash flows - continuing operations	495,851	28,414
Net operating cash flows - discontinued operations	—	26,866
Net financing cash flows - continuing operations	(508,556)	(410,024)
Net investing cash flows - continuing operations	112,715	277,899

Operating Cash Flows - continuing operations

Our consolidated net cash flow from operating activities - continuing operations fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Teekay Tankers' exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Consolidated net operating cash flow increased to $495.9 million for the nine months ended September 30, 2023, from $28.4 million for the nine months ended September 30, 2022. This increase to operating cash flows was primarily due to a $344.6 million increase in income from operations (before depreciation and amortization and write-down of assets), a $23.3 million decrease in net interest expense and a $110.9 million decrease in cash outflows related to changes in net working capital compared to the same period in 2022. For a further discussion of changes in income from operations from our businesses, please read “Item 2 - Recent Developments and Results of Operations”.

Financing Cash Flows - continuing operations

We use our credit facilities to partially finance capital expenditures. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds and prepayments of long-term debt, net of issuing costs, were $4.5 million in the nine months ended September 30, 2023, compared to prepayments of $592.2 million in the same period in the prior year, primarily due to the redemption of the 2022 Notes, the repurchase of the majority of the Convertible Notes and a prepayment on Teekay Tankers' revolving credit facility during the nine months ended September 30, 2022. In addition, scheduled debt repayments decreased by $35.7 million in the nine months ended September 30, 2023, compared to the same period last year.

During the nine months ended September 30, 2023, Teekay Tankers made prepayments of $364.2 million on its finance lease obligations, compared to $288.1 million in proceeds received from sale-leaseback transactions, in the same period last year.

During the nine months ended September 30, 2023, there was a net drawdown of $nil on Teekay Tankers' working capital loan facility (which was voluntarily cancelled in September 2023), compared to a net repayment of $25.0 million in the same period last year.

During the nine months ended September 30, 2023, Teekay Parent purchased an additional 0.1 million (September 30, 2022 - 0.5 million) of Teekay Tankers Class A common shares through open market purchases for $4.8 million (September 30, 2022 - $5.3 million) at an average price of $35.95 (September 30, 2022 - $10.82) per share.

During the nine months ended September 30, 2023, Teekay repurchased approximately 8.3 million shares of its common stock for $46.7 million, or an average price of $5.63 per share.

During the nine months ended September 30, 2023, Teekay Tankers paid dividends to non-controlling interests of $36.5 million.

Investing Cash Flows - continuing operations

During the nine months ended September 30, 2023, we reduced our short-term investments by $114.8 million, Teekay Tankers received repayments of $3.9 million from its equity-accounted joint venture and Teekay Tankers incurred capital expenditures for vessels and equipment of $6.0 million.

During the nine months ended September 30, 2022, we received net proceeds of $454.8 million ($641 million gross proceeds, net of cash balances sold of $178.0 million and other working capital adjustments) from the sale of the Teekay Gas Business and Teekay Tankers received proceeds of $69.6 million from the sale of one Suezmax and three Aframax / LR2 tankers and Teekay Parent received net proceeds of $13.0 million from the sale of the Sevan Hummingbird FPSO unit. In addition, Teekay Parent purchased $245.0 million of short-term investments, Teekay Tankers incurred capital expenditures for vessels and equipment of $11.5 million and Teekay Tankers provided an advance of $3.0 million to its equity-accounted joint venture.

Operating Cash Flows - discontinued operations

There were no cash flows from discontinued operations in the nine months ended September 30, 2023, as the sale of the Teekay Gas Business completed on January 13, 2022.

Liquidity

We separately manage the liquidity for Teekay Parent and Teekay Tankers. As such, the discussion of liquidity that follows is broken down into these two groups. The primary objective of Teekay Parent and Teekay Tankers' cash management policies are to preserve capital, ensure cash investments can be sold readily and efficiently and ensure an appropriate return.

Teekay Parent

Teekay Parent’s primary sources of liquidity are its existing cash and cash equivalents, short-term investments, cash flows provided by operations and cash dividends paid by Teekay Tankers on its outstanding Class A and B common shares. Teekay Parent's cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return.

Teekay Parent’s total liquidity, including cash, cash equivalents and short-term investments was $283.9 million as at September 30, 2023, compared to $339.9 million as at December 31, 2022. This decrease was primarily the result of the repurchase of 8.3 million common shares under the Company's share repurchase program for $46.7 million during the nine months ended September 30, 2023, the redemption in full of the Convertible Notes for total consideration of $21.2 million in January 2023 and the timing of cash used in operating activities.

In December 2020, Teekay Parent implemented a continuous offering program (or COP) under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $65.0 million. As of the date of this report, no shares of common stock have been issued under the COP and our assessment of liquidity for the 12-month period following the date of this report, assumes no shares of common stock will be issued. To the extent that Teekay Parent does receive any proceeds from the issuance of its common stock under the COP or otherwise, this will further increase Teekay Parent’s available liquidity.

The following table summarizes Teekay Parent’s contractual obligations as at September 30, 2023, that relate to the 12-month period following such date and those in subsequent periods. For at least the one-year period following the date of this report, we expect that Teekay Parent's existing liquidity, combined with the cash flow from operations, will be sufficient to meet our cash requirements.

		12 Months Following September 30, 2023	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2024	2025	2026	2027	2027
U.S. Dollar Denominated Obligations
Asset retirement obligations (1)	5.2	5.2	—	—	—	—	—
Total	5.2	5.2	—	—	—	—	—

(1)Teekay Parent recognized an ARO relating to the recycling of the Petrojarl Foinaven FPSO unit. In August 2022, at the end of the bareboat charter, Teekay Parent received $11.6 million from the charterer, which Teekay Parent expects will cover all of the cost of green recycling the FPSO unit.

Teekay Tankers

Teekay Tankers' primary sources of liquidity are cash and cash equivalents, net operating cash flow, its undrawn credit facilities, and capital raised through financing transactions. Teekay Tankers' cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under Teekay Tankers' 2023 Revolver are described in "Item 1 - Financial Statements: Note 6 – Long-Term Debt" of this report.

In May 2023, Teekay Tankers announced a capital allocation plan which continues to prioritize debt repayment and aims to provide sufficient capital for fleet renewal. As part of this plan, Teekay Tankers' Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and Class B common share. Pursuant to this dividend policy, Teekay Tankers' Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, Teekay Tankers' Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and also authorized a new share repurchase program for the repurchase of up to $100 million of its outstanding Class A common shares to be utilized at Teekay Tankers' discretion.

Teekay Tankers' total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $168.5 million during the nine months ended September 30, 2023 from $343.0 million as at December 31, 2022 to $511.5 million as at September 30, 2023. The increase during the nine months ended September 30, 2023 was primarily a result of the following events or changes during the first three quarters of 2023: $493.7 million of net operating cash inflow during the first three quarters of 2023; a $284.2 million increase in borrowing capacity from Teekay Tankers' new 2023 Revolver, $6.1 million of cash deposits that were released from restricted cash deposits relating to Teekay Tankers FFAs and obligations related to finance leases and $3.9 million of loan repayments from Teekay Tankers' equity-accounted joint venture; partially offset by $364.2 million of payments for the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers that were previously under sale-leaseback arrangements; an $82.5 million decrease in the borrowing capacity of Teekay Tankers 2020 Revolver (which facility was voluntarily cancelled in July 2023), an $80.0 million decrease in the borrowing capacity of Teekay Tankers' working capital loan facility (which was voluntarily cancelled in September 2023); $51.0 million of cash dividends paid on common shares; $28.9 million of scheduled repayments of obligations related to finance leases; $6.0 million of expenditures for capital upgrades for vessels and equipment and $4.5 million of debt issuance costs paid in connection with the setup of the 2023 Revolver.

In July 2023, Teekay Tankers cancelled the 2020 Revolver, which was scheduled to mature in December 2024. Teekay Tankers' 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility at September 30, 2023. Teekay Tankers' ability to refinance its 2023 Revolver will depend upon, among other things, the estimated market value of its vessels, Teekay Tankers' financial condition, and the condition of credit markets at such time. In addition, as at September 30, 2023, Teekay Tankers did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of Teekay Tankers' fleet is currently aged 15 years and older, and Teekay Tankers may need to begin the process of fleet renewal in the coming years. Teekay Tankers expects that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

Teekay Tankers anticipates that its liquidity as at September 30, 2023, combined with cash it expects to generate during the 12 months following the date of this report, will be sufficient to meet its cash requirements for at least the one-year period following the date of this report.

The following table summarizes Teekay Tankers' contractual obligations as at September 30, 2023:

		12 Months Following September 30, 2023	Remainder of				Beyond
(in millions of U.S. Dollars)	Total		2024	2025	2026	2027	2027
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases	146.0	20.9	5.1	20.9	20.9	20.9	57.3
Chartered-in vessels (operating leases) (1)	162.2	74.5	11.9	32.9	18.8	11.2	12.9
Total	308.2	95.4	17.0	53.8	39.7	32.1	70.2
(1)Excludes payments required if Teekay Tankers exercises options to extend the terms of chartered-in leases signed as of September 30, 2023.

Other risks and uncertainties related to Teekay Tankers' liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 14 – Income Tax Recovery (Expense)" of this report, which could have a significant financial impact on Teekay Tankers' business, which it cannot predict with certainty at this time. In addition, as at September 30, 2023, Teekay Tankers' High-Q joint venture had a loan outstanding with a financial institution with a balance of $21.6 million, and Teekay Tankers guarantees 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on Teekay Tankers' business, which it cannot predict with certainty at this time. Such regulatory measures could increase Teekay Tankers' costs related to operating and maintaining its vessels and require Teekay Tankers to install new emission controls, acquire allowances or pay taxes related to its greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, will require Teekay Tankers to acquire allowances related to Teekay Tankers' greenhouse gas emissions, for which the impact on Teekay Tankers' business is not determinable with certainty at this time. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for Teekay Tankers' services.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2023.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2023, contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries (including the exercise of repurchase options under Teekay Tankers' sale-leaseback arrangements), vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of the recently-declared Hamas-Israel war or the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions and the persistence of altered trade patterns;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we and Teekay Tankers will have sufficient liquidity for at least the next 12 months;
•our business strategy and other plans and objectives for future operations, including our expectations regarding our ability to pursue future investments;
•our expectations regarding the anticipated cost to green recycle the Petrojarl Foinaven FPSO unit;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•Teekay Tankers’ dividend policy and the declaration or payment of any future dividends on our common shares, and its share repurchase program and any future repurchases completed pursuant to such program and Teekay's own share repurchase program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations, if we exercise options to extend chartered-in leases.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil or petroleum products, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or deliveries or rates of vessel scrapping; non-OPEC+ and OPEC+ production and supply levels; higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; competitive factors in the markets in which we operate; whether Teekay Tankers' repurchases of vessels upon the exercise of repurchase options under sale-leaseback agreements close when expected, if at all; changes to any anticipated decommissioning costs or to any future recycling costs and obligations; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel deliveries; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the status of Russia's invasion of Ukraine and related sanctions import and other restrictions; the application of sanctions to us or any of our counterparties or joint venture parties; the impact of geopolitical tensions and conflicts, including the recently-declared Hamas-Israel war, and changes in global economic conditions, including the potential effects of inflation; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; higher than expected operating expenses and/or drydocking expenditures; our levels of available cash and cash reserves and the declaration of any future dividends by Teekay Tankers’ Board of Directors; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities or refinance our vessels; conditions in the capital markets and lending markets; the availability of future growth opportunities and our potential inability to pursue such opportunities; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2023
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 17b – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K and set forth below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, and in Part II, “Item 1A – Risk Factors” in our Report on Form 6-K for the quarter ended March 31, 2023 (furnished to the SEC on May 12, 2023), which could materially affect our business, financial condition or results of operations, the price and value of our securities and Teekay Tankers' ability to pay dividends on its common shares.
Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.
Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East (including the recent Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.
On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Although certain ports in Israel are now closed, to date this conflict has had modest effects on the price of crude oil and the oil industry and no material impact to our business. However, escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions on any of the oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.
Furthermore, Russia’s invasion of Ukraine, in addition to sanctions announced by several world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia, Ukraine or the Middle East, which could adversely affect our operations and financial condition.
In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations; the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
Not applicable.

Item 5 – Other Information
Not applicable.
Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;
•REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-251793) FILED WITH THE SEC ON DECEMBER 29, 2020; and
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-265915) FILED WITH THE SEC ON JUNE 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 3, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)